SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 31, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 31, 2007

TAM and ABAV sign agreement that
changes compensation method

As of January, travel agent compensation will be specified on domestic tickets

São Paulo, October 31, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and the ABAV (Brazilian Association of Travel Agents) signed an agreement to establish a new method for compensation payment that will result in greater transparency regarding the service purchased by the end user. As of January, passengers can expect to have the ticket price and corresponding travel agent compensation for the purchase specified on the ticket itself. The agreement will first be implemented in the Brazilian market and subsequently internationally.

The new procedures agreed to between the company and ABAV, organization with the greatest representation in Brazil's tourism sector, with over 50 years of activities, will be presented to the National Civil Aviation Agency (ANAC) in the next few days.

According to the agreement, travel agent compensation – previously known as the "commission" and required as an integral part of the tariff – will consist a service charge of 10% of the ticket value or R$ 30.00, whichever is greater, and will be levied on domestic tickets, which will be charged separately and directly to the final client. The amount will be charged by the travel agent directly to the customer as a service charge. The new procedure will be put into practice by agencies linked to ABAV and by TAM at all points of sale, stores and TAM Viagens, outsourced agencies and call centers, but will exclude electronic sales (www.tam.com.br), where there is no participation by an actual representative at the moment of sale.

"The work involved in reaching this final model has been maturing over the past year between the ABAV and TAM boards, always with open dialogue and great transparency. To get to this point, we also looked at what was being adopted successfully in a number of other locations around the world," said Wagner Ferreira, TAM Vice President of Sales.

For TAM, the change will lead to a reduction in administrative and general expenses. Passengers, in turn, will be able to determine the ticket cost as well as service fee for the transaction.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been domestic market leader since July 2003, closing the month of September 2007 with a 48.1% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations in Brazil itself. In September, TAM held a 69.8% market share among Brazilian airlines operating international flights. International operations include direct flights to eight destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Buenos Aires (Argentina), Santiago (Chile) and Caracas (Venezuela). On November 5, TAM will begin daily flight service to Montevideo (Uruguay).

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.